Issuer Free Writing Prospectus dated March 1, 2011
Filed Pursuant to Rule 433
Registration No. 333-172532
KEY ENERGY SERVICES, INC.
6.750% Senior Notes due 2021
The following information supplements the Preliminary Prospectus Supplement dated March 1, 2011

Issuer:	Key Energy Services, Inc. (the “Company”)

Security Description:	Senior Notes

Principal Amount:	$475,000,000

Gross Proceeds:	$475,000,000

Coupon:	6.750%

Maturity:	March 1, 2021

Offering Price:	100.000%

Gross Spread:	1.886%

Yield to Maturity:	6.750%

Spread to Treasury:	329 basis points

Benchmark:	3.625% UST due February 15, 2021

Ratings(1):	B1/BB-

Interest Payment Dates:	March 1 and September 1

Commencing:	September 1, 2011

Optional Redemption:	At any time on or after March 1, 2016, the Company may, at its option, redeem the notes, in whole or in part, at the redemption prices (expressed as a percentage of the principal amount thereof) set forth below, together with accrued and unpaid interest thereon, if any, to the redemption date (subject to the rights of holders of notes on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the 12-month period beginning March 1 of the years indicated:

Year	Percentage
2016	103.375%
2017	102.250%
2018	101.125%
2019 and thereafter	100.000%

In addition, at any time prior to March 1, 2016, the Company may redeem all or a portion of the notes at a price equal to 100% of the principal amount plus a “make-whole” premium, using a discount rate of Treasuries plus 0.50%, plus accrued and unpaid interest, if any, to the redemption date.

Optional Redemption with Equity Proceeds:	Prior to March 1, 2014, the Company may on any one or more occasions redeem up to 35% of the aggregate principal amount of the notes issued under the indenture with the net cash proceeds from one or more equity offerings at a redemption price of 106.750% of the principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date (subject to the rights of holders of notes on the relevant record date to receive interest due on the relevant interest payment date).

Guarantees:	Certain existing and future domestic subsidiaries will fully and unconditionally guarantee the notes.

Change of Control:	101.000% plus accrued and unpaid interest

Trade Date:	March 1, 2011

Settlement Date:	March 4, 2011 (T+3)

CUSIP/ISIN numbers:	CUSIP: 492914 AS5 ISIN: US492914AS51

Min. Denomination:	$2,000

Increments:	$1,000

Joint Book-Running	Credit Suisse Securities (USA) LLC
Managers:	J.P. Morgan Securities LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Morgan Stanley & Co. Incorporated

Co-Managers:	Capital One Southcoast, Inc.
Comerica Securities, Inc.
Deutsche Bank Securities Inc.
Scotia Capital (USA) Inc.

(1)	These securities ratings have been provided by Moody’s and S&P. Neither of these ratings is a recommendation to buy, sell or hold these securities. Each rating may be subject to revision or withdrawal at any time, and should be evaluated independently of any other rating.
As a result of an increase in the aggregate principal amount of notes offered, the Company no longer anticipates borrowing under its credit facility in order to fund in part the repurchase of 2014 notes in the concurrent tender offer.
On March 1, 2011, Key Energy Services, Inc. filed a registration statement (including a base prospectus and a prospectus supplement) with the U.S. Securities and Exchange Commission (SEC) for the offernig to which this communication relates, which registration statement was effective upon filing. Before you invest, you should read the preliminary prospectus supplement for this offering, the prospectus in that registration statement and any other documents the isuer has field with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online database (EDGAR) on the SEC web site at http://www.sec.gov. Alternately, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by contacting Credit Suisse Securities (USA) LLC, Prospectus Department, One Madison Avenue, New York, New York 10010, phone: (800) 221-1037; Merrill Lynch, Pierce, Fenner & Smith Incorporated, 4 World Financial Center, New York, New York 10080, Attention: Prospectus Department, email: dg.prospectus_request@baml.com; J.P. Morgan Securities LLC, 4 Chase Metrotech Center, CS Level, Brooklyn, New York 11245, Attention: Prospectus Department, phone: (718) 242-8002; or Morgan Stanley & Co. Incorporated, 180 Varick Street, 2nd Floor, New York, New York 10014, Attention: Prospectus Dept., email: prospectus@morganstanley.com, phone: (866) 718-1649.
This communication does not purport to be a complete description of the notes or the offering and should be read in conjunction with the preliminary prospectus supplement and the accompanying prospectus.